December 18, 2024

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2
Guiwan Area, Nanshan District, Shenzhen, China 51800

       Re: Next Technology Holding Inc.
           Item 4.02 Form 8-K Filed on December 12, 2024
           File No. 001-41450
Dear Eve Chan:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed December 12, 2024
General

1. Please revise to disclose the date the board of directors determined that the June 30,
       2024 financial statements could no longer be relied upon due to the error in your financial statements. Also, include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed the matters disclosed in the filing with your independent accountant. Refer to Item 4.02(a) of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 18, 2024
Page 2

      You may contact Megan Masterson at (202) 551-3407 or Kathleen Collins at
(202)
551-3499 if you have any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
cc:   Meng Lai